Exhibit (g)(4)

SCHEDULE B

FUND LIST

Dated: September 16, 2013

Ashmore Emerging Markets Corporate Debt Fund
Ashmore Emerging Markets Sovereign Debt Fund
Ashmore Emerging Markets Local Currency Fund
Ashmore Emerging Markets Local Currency Bond Fund
Ashmore Emerging Markets Total Return Fund
Ashmore Emerging Markets Equity Fund
Ashmore Emerging Markets Small-Cap Equity Fund
Ashmore Emerging Markets Frontier Equity Fund